UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2011

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Vuance Ltd. Announces Second Quarter 2011 Results

Qadima Israel – September 12, 2011. Vuance Ltd. (VUNCF:PK), a leading provider of Wireless Identification Solutions, completed its unaudited condensed financial statements for the quarter ending June 30, 2011.

The Company has focused its R&D, sales and marketing efforts on its core competencies, which include Active RFID technology, PureRFid Suite and Wireless Identification solutions, while continuing to perform its multi-year contracts, including for the provision of national biometric ID and other multi-ID issuing and control systems.

Second Quarter 2011 Selected Unaudited Financial Results

Revenues from continuing operations for the second quarter ended June 30, 2011 increased 14% to $2.2 million compared to $1.9 million in the second quarter of 2010. The increase compared to the second quarter of 2010 was largely driven by an increase in revenue from the multi-ID division.

Gross profit from continuing operations decreased 14% to $1.2 million for the second quarter compared to $1.4 million for the second quarter of 2010, Gross profit margin for the second quarter was 57% compared to 75% in the second quarter of 2010. The decrease in gross profit margins was attributed to changes in the Company’s mix of revenues, in the multi-ID division.

Total operating expenses from continuing operations for the second quarter of 2011 were $0.5 million, compared to $1.8 million for the second quarter of 2010. The decrease compared to the second quarter of 2010 was mainly due to a decrease in general and administrative expenses and other income recorded in the present quarter, of which $778,000 reflects the conversion of $1,000,000 of debt owed to Sigma Wave Ltd., the Company's major creditor (and following the conversion, the Company's largest shareholder).

The Company reported an operating income from continuing operations for the second quarter of $721,000 compared to an operating loss from continuing operations of $407,000 in the second quarter of 2010. The change from operating loss in the second quarter of 2010 to operating income in the second quarter of 2011 was largely driven by the decrease in operating expenses, as described above.

Net income for the second quarter was $419,000, or $0.06 basic income per share (based on a weighted average of 7.3 million shares) compared to a net loss of $540,000, or $0.10 loss per basic and diluted share (based on a weighted average of 5.7 million shares) in the second quarter of 2010.

The Company's unaudited condensed financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern. The reported unaudited condensed financial statements are in accordance with United States generally accepted accounting principles, or US GAAP.

Debt Arrangement

The Central Area District Court in Israel decided not to approve the Company's current application to approve the creditor arrangement which had previously been approved by a majority of the Company's shareholders and creditors, substantially due to an objection raised by one of the Company's secured creditors, Special Situations Funds ("SSF"), which holds a convertible bond for approximately $965,000, including interest.

The Company is seeking to facilitate a settlement with SSF through a certain third party, pursuant to which SSF will assign its bond to the third party in consideration for a cash payment. Following such assignment, if any, the Company intends to file a revised application to the District Court for its approval of the proposed arrangement for all the existing creditors of the Company, including Sigma and SSF's third party assignee, which has indicated its agreement to the terms of the arrangement.

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT JUNE 30, 2011

	Jun-30		Dec-31
	2011	2010	2010
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	28	229	197
Restricted cash deposits	-	130	130
Trade receivables, net	693	891	752
Other accounts receivable and prepaid expenses	275	220	388
Inventories, net	278	157	197
Total current assets	1,274	1,627	1,664

SEVERANCE PAY FUND	269	299	234

PROPERTY AND EQUIPMENT, NET	99	133	110

Total assets	1,642	2,059	2,008

VUANCE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT JUNE 30, 2011

	Jun-30		Dec-31
	2011	2010	2010
	Unaudited		Audited
	U.S. dollars in thousands
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Short-term bank credit	100	-	-
Trade payables	1,448	820	973
Employees and payroll accruals	145	183	151
Advances from customers	553	146	1,010
Accrued expenses and other liabilities	1,666	3,246	2,244
Convertible bonds	2,967	715	122
Short-term loan and others	1,701	-	-
Total current liabilities	8,580	5,110	4,500

LONG-TERM LIABILITIES:
Convertible bonds	-	2,316	2,866
Long-term loan and others	-	1,961	2,259
Accrued severance pay	286	325	254
Total long-term liabilities	286	4,602	5,379

SHAREHOLDERS' DEFICIT:
Ordinary shares	113	89	113
Additional paid-in capital	41,761	41,035	41,360
Accumulated deficit	(49,098)	(48,777)	(49,344)
Total shareholders' deficit	(7,224)	(7,653)	(7,871)

Total liabilities and shareholders' deficit	1,642	2,059	2,008

VUANCE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2011

	6 months ended		3 months ended		year ended
	Jun-30		Jun-30		Dec-31
	2011	2010	2011	2010	2010
	Unaudited		Unaudited		Audited
	U.S. dollars in thousands, except share data

REVENUES	4,038	3,215	2,190	1,922	7,389
COST OF REVENUES	1,771	853	944	479	2,057

GROSS PROFIT	2,267	2,362	1,246	1,443	5,332

OPERATING EXPENSES:
Research and development	280	216	137	81	386
Selling and marketing	1,714	2,016	987	1,211	4,405
General and administrative	451	1,056	216	558	1,985
Other income	(922)	-	(815)	-	(396)
Total operating expenses	1,523	3,288	525	1,850	6,380

OPERATING (LOSS) INCOME	744	(926)	721	(407)	(1,048)

FINANCIAL EXPENSES , NET	(484)	(281)	(296)	(132)	(678)

INCOME (LOSS) BEFORE INCOME TAX	260	(1,207)	425	(539)	(1,726)

INCOME TAX	(14)	(24)	(6)	(13)	(50)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	246	(1,231)	419	(552)	(1,776)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	-	(167)	-	12	(189)

NET INCOME (LOSS) FOR THE PERIOD	246	(1,398)	419	(540)	(1,965)

INCOME (LOSS) PER SHARE FROM CONTINUING OPERATIONS:
Basic	0.03	(0.22)	0.06	(0.10)	(0.29)
Diluted	0.03	(0.22)	0.04	(0.10)	(0.29)

LOSS PER SHARE FROM DISCONTINUED OPERATIONS:
Basic	-	(0.03)	-	-	(0.03)
Diluted	-	(0.03)	-	-	(0.03)

NET INCOME (LOSS) PER SHARE:
Basic	0.03	(0.25)	0.06	(0.10)	(0.32)
Diluted	0.03	(0.25)	0.04	(0.10)	(0.32)

Weighted average number of ordinary shares used in computing basic income (loss) per share	7,280,821	5,724,421	7,280,821	5,724,421	6,177,862

Weighted average number of ordinary shares used in computing diluted income (loss) per share	9,280,432	5,724,421	9,370,588	5,724,421	6,177,862

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)
By: /s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: September 12, 2011